18006811

DM

**SECURITIESANDEXCHANGECOMMISSION**
**Washington, D.C. 20549**

SEC Mail Processing
Received
MAR 05 2018
WASH, D.C.

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2018 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50527 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Funding Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee 818-657-0288 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond**

LMS

SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—NONE—

MARIA GLENDA NICOLAS MANGAPIT
Notary Public – California
Los Angeles County
Commission # 2202529
My Comm. Expires Jun 24, 2021

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT FUNDING SERVICES, LLC

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of Benefit Funding Services, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Benefit Funding Services, LLC's management. My responsibility is to express an opinion on Benefit Funding Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Benefit Funding Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Benefit Funding Services, LLC's auditor since 2006.

Tarzana, California

February 12, 2018

# BENEFIT FUNDING SERVICES, LLC

## Statement of Financial Condition
December 31, 2017

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 491,003 |
| Accounts Receivable | | 6,269 |
| Other Assets | | 8,382 |
| Total Assets | $ | 505,654 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts Payable | $ | 42,541 |
| Franchise Tax Board Payable | | 3,300 |
| Total Liabilities | $ | 45,841 |
| MEMBER'S EQUITY | | 459,813 |
| Total Member's Equity | $ | 459,813 |
| Total Liabilities and Member's Equity | $ | 505,654 |

BENEFIT FUNDING SERVICES, LLC

Statement of Income
For the Year Ended December 31, 2017

| | | |
|---|---|---|
| REVENUES | | |
| Commission Income (Note 2) | $ | 517,175 |
| Total Revenues | $ | 517,175 |
| EXPENSES | | |
| Commissions | $ | 167,313 |
| Professional fees | | 72,000 |
| Other operating expenses | | 8,622 |
| Total Expenses | | 247,935 |
| NET INCOME BEFORE STATE OF CA FRANCHISE FEE | | 269,240 |
| LESS: STATE OF CA FRANCHISE FEE (Note 4) | | 3,300 |
| NET INCOME (LOSS) | $ | 265,940 |

BENEFIT FUNDING SERVICES, LLC

Statement of Member's Equity
For the Year Ended December 31, 2017

| | Member's Equity | Net Income (Loss) | Total Member's Equity |
|---|---|---|---|
| Beginning balance January 1, 2017 | $ 193,873 | | $ 193,873 |
| Net Income | | 265,940 | 265,940 |
| Ending balance December 31, 2017 | $ 193,873 | $ 265,940 | $ 459,813 |

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2017

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 265,940 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in assets | | |
| Accounts Receivable | | 9,309 |
| Other assets | | 8,831 |
| Increase (decrease) in liabilities | | |
| Accounts Payable | | (26,275) |
| Franchise Tax Board Payable | | (3,300) |
| Total adjustments | | (11,435) |
| Net cash provided by operating activities | | 254,505 |
| Net Increase in cash | | 254,505 |
| Cash at beginning of year | | 236,498 |
| Cash at end of year | $ | 491,003 |

| | | |
|---|---|---|
| Supplemental Disclosures | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| State of CA Franchise Fee | $ | 6,800 |

Notes to Financial Statements
December 31, 2017

**Note 1: NATURE OF BUSINESS**

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997 as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA).

The Company receives overrides from insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers.

The Company is wholly owned by New First Financial Resources, LLC (New FFR).

**Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates:

The preparation of financial statements in conformity with generally excepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes commissions income as earned and realized net of any charge-backs. Commissions represent overrides on variable life contracts from issuers as master general agent commissions.

Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter party. The firm is subject to charge-backs from the cancellation of underlying variable contracts.

**Note 3: NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. On December 31, 2017, the company had a net capital of $445,162, which was $440,162 in excess of the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness of $45,841 to net capital was 0.10:1, which is less than the 15 to 1 maximum ratio requirement.

**Note 4: STATE OF CALIFORNIA FRANCHISE FEE**

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is similar to a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation, but imposes an LLC fee for operating within California.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2014, 2015 and 2016.

For the year ended December 31, 2017, the components of the State of California Franchise Fee are as follows:

| | |
|---|---|
| State of California Franchise Fee | $ 3,300 |

**Note 5: FAIR VALUE MEASUREMENT**

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2017.

**Note 6: COMMITMENTS AND CONTIGENCIES**

Variable Insurance Securities Products

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member and owner of the Company, for the process of distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

**Note 6: COMMITMENTS AND CONTIGENCIES (CONTINUED)**

Insurance Products

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner, through various broker dealer intermediaries which register such member/owners.

**Note 7: SUBSEQUENT EVENTS**

The management has reviewed the results of operations for the period of time from December 31, 2017 through February 12, 2018 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

BENEFIT FUNDING SERVICES, LLC

Schedule I
Statement of Net Capital
December 31, 2017

| | Focus 12/31/2017 | Audit 12/31/2017 | Change |
|---|---|---|---|
| Members' equity, December 31, 2017 | $ 459,813 | $ 459,813 | $ - |
| Less: Non allowable assets: | | | |
| Accounts receivable | 6,269 | 6,269 | - |
| Other assets | 8,382 | 8,382 | - |
| Tentative net capital | $ 445,162 | $ 445,162 | $ - |
| Haircuts: | - | - | - |
| NET CAPITAL | $ 445,162 | $ 445,162 | $ - |
| Minimum net capital | 5,000 | 5,000 | - |
| Excess net capital | $ 440,162 | $ 440,162 | $ - |
| Aggregate indebtedness | $ 45,841 | $ 45,841 | $ - |
| Ratio of aggregate indebtedness to net capital | 0.10:1 | 0.10:1 | 0.00:1 |

There were no differences reported between the Audit and Focus filed at December 31, 2017.

## Schedule II
## Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(1).

## Schedule III
## Information Relating to Possession or Control
## Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

**BENEFIT FUNDING SERVICES, LLC**
**EXEMPTION REPORT**
**For the year Ended December 31, 2017**

Benefit Funding Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2017 through December 31, 2017 without exception.

I, Debasish Banerjee swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Benefit Funding Services, LLC.

Debasish Banerjee

February 12, 2018

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Benefit Funding Services, LLC
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Benefit Funding Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benefit Funding Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and 2 Benefit Funding Services, LLC stated that Benefit Funding Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Benefit Funding Services, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Benefit Funding Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 12, 2018

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

**Forwarding and Address Correction Requested**

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

x [signature] 6/19/17

Authorized Signature/Title Date

SIPC-3 2018

8-50527 FINRA DEC 08/06/1998
BENEFIT FUNDING SERVICES LLC
21860 BURBANK BLVD STE 150
WOODLAND HILLS, CA 91367

*Securities Investor Protection Corporatio*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

# Form SIPC-3

# FY 2018

## *Certification of Exclusion From Membership.*

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Members of Benefit Funding Services, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Benefit Funding Services, LLC for the year ended December 31, 2017, which were agreed to by Benefit Funding Services, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Benefit Funding Services, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Benefit Funding Services, LLC's management is responsible for Benefit Funding Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2017 to the total revenues in Benefit Funding Services, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2017 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2017 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Benefit Funding Services, LLC's claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson, CPA

Tarzana, California

February 12, 2018

SEC MAIL PROCESSING
Received
MAR 05 2018
WASH, D.C.

# BENEFIT FUNDING SERVICES, LLC

## FINANCIAL STATEMENTS
## AND
## ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017